UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
333-147245

CUSIP NUMBER
NOTIFICATION OF LATE FILING	684008105

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2012

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Options Media Group Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

123 NW 13th Street, Suite 300,
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2012 (the “Report”) by the prescribed date of August 14, 2012 without unreasonable effort or expense because its internal accountants need additional time to complete portions of the Report.  The registrant intends to file its Report on or prior to the prescribed extended date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott Frohman	(561)	368-5067
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

Options Media Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 15, 2012	By:	/s/ Scott Frohman
Scott Frohman
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Annex A to Form 12b-25

The registrant will report (i) operating revenues of approximately $313 for the three months ended June 30, 2012 compared to approximately $60,000 for the three months ended June 30, 2011, and (ii) a net loss from continuing operations of approximately $1.2 million for the three months ended June 30, 2012 compared to approximately $5.6 million for the three months ended June 30, 2011.

For the six months period ended June 30, 2012 and 2011, we will (i) operating revenues of approximately $1,333 for the six months ended June 30, 2012 compared to approximately $197,005 for the six months ended June 30, 2011, and (ii) a net loss from continuing operations of approximately $2.5 million for the six months ended June 30, 2012 compared to approximately $6.5 million for the six months ended June 30, 2011.